[Grail Letterhead]

April 20, 2009

Grail Advisors ETF Trust

One Ferry Building, Suite 255

San Francisco, CA 94111

Dear Ladies and Gentlemen:

Please be advised that the shares of the Grail American Beacon Large Cap Value ETF, which we have purchased in the aggregate amount of $99,000, and the shares of the Grail American Beacon International Equity ETF, which we have purchased in the aggregate amount of $1,000, were purchased as an investment with no present intention of selling such shares, and we do not now have any intention of selling such shares.

Very truly yours, GRAIL ADVISORS, LLC

By:	/s/ William M. Thomas
William M. Thomas Chief Executive Officer